UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         DYNEX CAPITAL, INC. (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

              SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
              SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
              SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                 (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                 (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                 STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER
                              DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                             FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                     8010 TOWERS CRESCENT DRIVE, SUITE 300
                                VIENNA, VA 22182
                                 (703) 760-1649

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION: AMOUNT OF FILING FEE:
                                    N/A N/A

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing

Amount Previously Paid:  Not applicable Form or Registration No.: Not applicable
Filing Party:  Not applicable           Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE                                  CONTACT:   Kathy Fern
January 2, 2003                                                   804-217-5800


                              DYNEX CAPITAL, INC.
                             ANNOUNCES TENDER OFFER
                       FOR SHARES OF ITS PREFERRED STOCK

     Dynex Capital, Inc. (NYSE: DX) today announced that it will be commencing a cash tender offer and an exchange offer of Senior Notes for shares of its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The cash tender offer and exchange offer will provide holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock the option to elect to tender their shares for consideration in (i) cash only, (ii) Senior Notes only, or (iii) a combination of cash and Senior Notes. The Company will purchase for cash up to 202,763 of its Series A Preferred Stock for a purchase price of $24.00 per share, up to 272,977 of its Series B Preferred Stock for a cash purchase price of $24.50 per share, and up to 281,525 of its Series C Preferred Stock for a cash purchase price of $30.00 per share.

     Under the terms of the  exchange  offer,  which is being made  pursuant  to
Section 3 (a) 9 of the Securities Act of 1933, the Company will issue 9.50% Senior Notes, payable in quarterly installments, with the final installment due February 28, 2005 (the Senior Notes). Each share of Series A Preferred Stock may be exchanged for $25.20 in principal amount of Senior Notes, up to an aggregate of 289,662 shares of Series A Preferred Stock, each share of Series B Preferred Stock may be exchanged for $25.725 in principal amount of Senior Notes, up to an aggregate of 389,967 shares of Series B Preferred Stock, and each share of Series C Preferred Stock may be exchanged for $31.50 in principal amount of Senior Notes, up to an aggregate of 402,178 shares of Series C Preferred Stock. The terms of the Senior Notes are disclosed in more detail in the offering materials. The cash tender offer and exchange offer extend to all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, and will only be made pursuant to offering materials to be distributed on or about January 13, 2003. It is expected that the cash tender offer and exchange offer will expire on Tuesday, February 11, 2003 at 5:00 p.m., New York City time, unless otherwise extended.

     The Company's Board of Directors is not making any recommendation to its preferred shareholders as to whether or not they should tender any preferred shares pursuant to the offers. Certain members of the Company's Board of Directors have informed the Company that they will participate in the offer.

     This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex. The solicitation of offers to buy shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex will only be made pursuant to the Tender Offer Statement (including the Offering Circular, the related Letters of Transmittal and other offer documents), which will be delivered to all of the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, at no expense to them. The Tender Offer Statement (including the Offering Circular, the related Letters of Transmittal and all other offer documents when filed with the Commission) will be also available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. The Tender Offer Statement (including the Offering Circular, the related Letters of Transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to any of the tender offers.

     Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

     Note: This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. The words "believe", "expect", "forecast", "anticipate", "estimate", "project", "plan", and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. The Company's actual results and timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements as a result of unforeseen external factors. As discussed in the Company's filings with the SEC, these factors may include, but are not limited to, changes in general economic and market conditions, disruptions in the capital markets, fluctuations in interest rates, the accuracy of subjective estimates used in determining the fair value of certain financial assets of the Company, the impact of recently issued financial accounting standards, increases in costs and other general competitive factors.

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